🔲 Eruditely 🔲

A Platform that Rewards Your Knowledge and Creativity

ERUDITELY.COM NORTH BEND WASHINGTON

Entertainment Software Technology Marketplace Education


eruditely



Eruditely originated out of our deep belief that the most meaningful things in life are learning, teaching, appreciating the world around us, and adding to it through creative acts of generosity. We created Eruditely to facilitate the enrichment of people's lives, through the sharing of knowledge and the supporting of publishers and artists alike.

Michael Samson Founder & CEO @ 🔲 Eruditely 🔲

Why you may want to support us...

1. 🔲 Eruditely is fully developed, live, and attracting new members every day!
2. 🔲 Groundbreaking combination of publishing, social media, and a creative content marketplace.
3. 🔲 Meets the demand of intellectual and creative property owners who need to earn money from their works.
4. 🔲 A unique digital marketplace and direct sales model for articles, photos, videos, audio, and more!
5. ☁ Built on a robust and scalable infrastructure at Amazon Web Services (AWS).
6. 🔲 An executive team that's completely devoted to both its core mission and financial success!
7. 🔲 A development team that built the platform over a three-year period with absolutely no outside funding.
8. 🔲 A social media platform with a real purpose and the ability to help people in every walk of life!

Why investors ❤ us

WE'VE RAISED $50,250 SINCE OUR FOUNDING



Benjamin Franklin succinctly sums up why I decided to invest in Eruditely: "An investment in knowledge always pays the best interest."

We live in a time where even though we are bombarded by constant content, most of that content is either junk, fake or has no lasting value to us as the consumer. Yet, we have millions of smart, talented creators e.g. artists, writers, musicians, photographers, anyone with the knowledge and passion for sharing without a platform to share with the rest of us. Better yet, how about a platform that gets money into the pockets of these passionate creators to fund their growth and amplify their creations? Wouldn't

... read more

Houman Adabi GM/SVP, Community Brands

LEAD INVESTOR | INVESTING $5,000 THIS ROUND & $10,000 PREVIOUSLY

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Michael Samson

Founder & CEO

Over 23 years of experience creating, engineering, and building on the internet. Successful launch and sale of two prior internet ventures. Composer of three solo piano albums. Proudly obsessed with making the impossible possible!



Mandy Samson

Co-Founder

The strategic "compass" at Eruditely, keeping the project on course and true to its ethos. Partner in two prior internet ventures with Michael Samson. Creator of brilliant taglines and a proud mother!



Chandan Chaudhary

Engineering Director

Over a decade of experience in back-end web applications development and architecture. Capable of coding anything we can think of and making it infinitely better.



Matt Strieby

Advisor

Trusted advisor at Eruditely and Michael Samson's longtime friend and consultant. Good listener. Artist, designer, and obsessively curious student of the natural world.



Houman Adabi

Advisor

20+ years of experience in leveraging technology to solve business challenges. Currently the SVP and General Manager in charge of three software products as part of a 45M private equity portfolio leading sales, product development, and services.

In the news

An Interview with Michael Samson, Founder and CEO of Eruditely

There are all kinds of people in the world. There are doers and there are watchers. There are collectors and there are creators. Of the creators, there are musicians, artists, writers, chefs, inventors and a host of other

July 22, 2019 @ pioneerproductions.blogspot.com

Downloads

Eruditely PitchDeck R.06.28.2020.pdf

Invest in the Greatest Untapped Natural Resource

Please Click Here to See This Presentation in Full Screen


The world is filled with talented, smart, and creative
people who want to easily share their works
and connect around common interests.


Writers have stories to tell and important ideas to express,
while photographers capture the world through their
cameras and inspire us with new perspectives.


Artists and musicians are all around us,
looking for ways to gain exposure for their creative work
while also earning a living.


Educators are working hard to open our minds and help us reach
our full potential, while professionals in all walks of life
have innovations to share and bring to market.


Individually all of these people, including you and me,
are the world's greatest natural resource, and yet, we have no
single place that is specifically designed to share and earn
a living from our creative and intellectual property.
That is, until now...


Share What You Know
Eruditely is the world's first publishing and social media platform that makes it possible to share your creative and intellectual property while simultaneously earning a living.
It has been designed from the ground up to help anyone to publish anything, and then put that into the hands of the person most interested!


As you explore Eruditely it intelligently presents you with new topics, people, and media in an infinite tree of knowledge. This far exceeds the capabilities of any existing publishing or social media platform in existence.
Eruditely is a platform with a purpose; it teaches, it inspires, and it helps to support the content creators of the world!


Eruditely Marketplace
The Eruditely Marketplace is a revolutionary tool that empowers publishers by connecting them with their audience while simultaneously driving sales.
An innovative invite system makes audience building easy while helping to exponentially grow the platform!


Eruditely Marketplace
Unleash Your Knowledge & Creativity
1. PUBLISH
Publish your intellectual and creative content and enter it into the marketplace
2. INVITE
Invite your personal and professional networks to support your content
3. CONNECT
Invited members are connected with your content to start exploring
4. SUPPORT
Invited members can show their support by purchasing your content

Business Model

In order to generate revenue Eruditely will leverage a subscriptions and credit packs system that has proven successful on other media publishing platforms (ex. stock photo, video, and audio sites).

In our case, we're simply applying this model to many other content formats such as articles, ideas, images, galleries, videos, audio, and collections of content (ex. educational video series).

Business Model

Here's How it Works:

1. When publishing content members have the choice to make it freely available, or to enter it into our Marketplace program.
2. To qualify for the Marketplace the member must own all intellectual property rights to the works being published, and they must maintain at least a 30% ratio of free content within their account.
3. When browsing Eruditely both free and Marketplace content is displayed side by side. Members may view all free content without restriction, but to view or download Marketplace content they must either maintain a subscription or purchase a single-use credit pack.
4. Credit packs are sold as both monthly subscriptions (ex. 200 credits per/month), or as single-use packs for use at any time. This provides the greatest flexibility to members based on their usage and media needs.
5. When viewing Marketplace content, the member is asked to approve the credits use, after which the appropriate number of credits is automatically deducted from their account.
6. All publishers on the platform are able to view their Marketplace sales and earnings from within their accounts. They may then deduct against that balance at any time.

Business Model

Here's Why it Works:

The strength of this business model is that it is well balanced on all sides of the transaction. Buyers have ultimate flexibility to purchase as much or as little as they need, saving money through subscriptions, or being more conservative through single-use credit packs. The use of credits to view content is extremely democratic, allowing members to financially support the publishers they value most.

By using credits, we are able to assign appropriate values to different types of content. For example, an article may be worth 5 credits, while a photo is 2 credits, and a collection of content (ex. educational video series) is 20 credits. Combined with a wide variety of credit packs and subscriptions we can then generate enough revenue to support publishers while remaining highly profitable.

Business Model

Making Money with Credit Packs


$10/mo
Avg. Subscription
$120
ARPU
250K Members
$30M
ARR
Subscription Credit Packs
500K Members
$55M
Total ARR
$20x5
Avg. Single-Use
$100
ARPU
250K Members
$25M
ARR
Single-Use Credit Packs

The figures above are projections based on one year of revenue and with a goal to reach within four years

Business Model

Revenue Share Use Cases

Publisher	1 Month Sales	Gross Revenue	Publisher Share	Eruditely Share
	14 Articles 10 Ideas 3 Galleries 8 Videos 12 Collections	$42 @ $3 ea $10 @ $1 ea $15 @ $5 ea $24 @ $3 ea $180 @ $15 ea	$162.60 60% Revenue Share	$108.40 40% Revenue Share
	26 Images 15 Galleries 10 Videos 9 Collections	$52 @ $2 ea $75 @ $5 ea $30 @ $3 ea $135 @ $15 ea	$175.20 60% Revenue Share	$116.80 40% Revenue Share
	17 Videos 24 Audio 5 Collections	$51 @ $3 ea $72 @ $3 ea $75 @ $15 ea	$118.80 60% Revenue Share	$79.20 40% Revenue Share

The figures above are hypothetical examples to demonstrate the revenue share and do not represent actual sales


Competitive Advantage
Eruditely is the first platform to combine publishing, social media, and an intellectual property marketplace.
Simply put, this is an entirely new form of social media which gives Eruditely a unique competitive advantage!


Competitive Advantage
Only One Platform Does it All!
Explore Unlimited Topics
Find People Knowledgeable in Subjects
Publish Articles, Ideas, Images, Galleries, Videos, Audio, Links, and Questions
eruditely
Support Writers, Photographers, Artists, Musicians, Educators, Students, and Professionals
Earn Money from Your Creative Content
Help People Learn and Grow


Strategic Timeline
Our Milestones and Next Steps
2016
Eruditely is founded and initial ideation work begins
2017
Development of the platform and infrastructure at AWS begins
2018
The development team grows and core features are completed
2019
The first investors come onboard and the platform goes live in June
2020 Q1
People all over the world have registered and published content
2020 Q2
Development of the Marketplace begins and prep for Wefunder
2020 Q3
The first major funding round is launched via Wefunder
2020 Q4
The user base grows and the Marketplace program goes live
2021
Eruditely grows exponentially and generates first revenue
The future milestones and next steps above are projections with no implied guarantees



Our Team
Making a Smarter World
Michael Samson
Founder & CEO
Over 23 years of experience creating, engineering, and building on the internet. Successful launch and sale of two prior internet ventures. Composer of three solo piano albums. Proudly obsessed with making the impossible possible!
Mandy Samson
Co-Founder
The strategic "compass" at Eruditely, keeping the project on course and true to its ethos. Partner in two prior internet ventures with Michael Samson.
Creator of brilliant taglines and a proud mother!



Our Team
Making a Smarter World
Chandan Chaudhary
Engineering Director
Over a decade of experience in back-end web applications development and architecture.
Capable of coding anything we can think of and making it infinitely better.
Houman Adabi
Advisor
20+ years of experience in leveraging technology to solve business challenges. Currently the SVP and General Manager in charge of three software products as part of a 45M private equity portfolio leading sales, product development, and services.
Matt Strieby
Advisor
Trusted advisor at Eruditely and Michael Samson's longtime friend and consultant.
Good listener. Artist, designer, and obsessively curious student of the natural world.



Our Investors
Thank You for Your Support
Admiral Flunder
Alexandra Norton
Chris Jorgensen
Emma Emch
Eran Amir
Harley Darocha
Houman Adabi
Lance Kawesch
Matt Strieby
Matthew Norton
Michael Eisenwasser
Michael Wanaka
Patrick Young
Tanya Mendes
Torrey Tayenaka

An overview of the entire platform:

For the full experience please visit eruditely.com and register an account!


Discover Eruditely - eruditely.com
Watch later
Share
eruditely

On a personal note...

We started this project because we were looking for a more hopeful and constructive form of social media. With all the narcissism that seems to permeate many existing platforms, we wanted to build something better. A place where anyone could share their knowledge, passions, and creative works. A place where people could go to better themselves, learn from, and support each other.

What started as an idealistic vision has now been turned into a reality, through the dedication and determination of our team.

We've brought it this far, and now we need YOUR SUPPORT and YOUR INVESTMENT to bring it to the NEXT LEVEL!

So, if you've made it this far and feel the passion of these words, then please follow your instincts!

You are welcome here at Eruditely!

Sincerely,

Michael Samson

Founder and CEO



Investor Q&A

– COLLAPSE ALL

What does your company do?

Eruditely is a groundbreaking platform that combines publishing, social media, and an intellectual property marketplace. It's designed to allow anyone to easily share knowledge and creative content on any subject and connect with like-minded people. As you browse Eruditely it presents you with relevant topics and members, providing new opportunities for learning and connections. The marketplace (currently in development) enables anyone to earn money from their intellectual and creative property.

Where will your company be in 5 years?

The vision for Eruditely has always been to go huge! We engineered the platform to accommodate millions of people. Five years from now we anticipate people from all over the world and every walk of life using Eruditely to better themselves and others. Writers, artists, musicians, teachers, professionals, and every day people will be contributing their content, and earning money through our marketplace program. (please be advised that this statement is a projection with no implied guarantees)

Why did you choose this idea?

Eruditely originated out of our deep belief that the most meaningful things in life are learning, teaching, appreciating the world around us, and adding to it through creative acts of generosity. We created Eruditely to facilitate the enrichment of people's lives, through the sharing of knowledge and the supporting of publishers and artists alike.

Why is this a good idea, right now? What changed in the world? Why wasn't this done a few years ago?

People are looking for places where they can share their ideas, thoughts, creative and intellectual works in a more serious environment. There's a real need for platforms that are more authentic, substantive, and less focused on personal matters. There seems to be a platform for almost everything today, and yet none of them are purely focused on knowledge, learning, or providing the ability to share your content. There has never been a platform built that unites the best social media features with a world-class publishing system. Eruditely is a great idea simply because it has never been done like this, and the need has never been greater!

How far along are you? What's your biggest obstacle?

We started building Eruditely about three years ago, and it went live in June 2019. Far beyond a minimum viable product, Eruditely launched as a world-class and fully vetted web application. Since that time many members have joined the platform from all around the world, sharing their content and providing us with positive feedback. In the coming months we're launching our new marketplace program which will enable anyone to earn money on Eruditely from their creative and intellectual property. Our greatest challenge has been attracting users to the platform, and this is where we plan to spend much of our fundraising dollars, on marketing. We're very excited about our new marketplace program because we know it will attract lots of people.

Who competes with you? What do you understand that they don't?

At a fundamental level we are competing with other social media and publishing platforms. Eruditely doesn't exist in a bubble, and some of our ideas are built on things seen in other platforms. What makes Eruditely unique is its focus on substantive knowledge, learning, and creative and intellectual works. There are no other platforms we know of that offer the mix of publishing and social media features seen on Eruditely. For example, Wikipedia offers only information with no media or social capabilities. Medium offers publishing for writers, but not for any other types of content. Eruditely will be the first platform enabling anyone to publish any format of content and potentially make money from it.

How will you make money?

We're developing a business model that will enable anyone on Eruditely to sell their intellectual and creative property. This new system will turn Eruditely into a digital marketplace for all types of creative content, ranging from articles, to photos, videos, audio, and collections of content (ex. educational courses). Members will have the choice to put their content up for sale when publishing, and we will sell access to that content through subscriptions and credit packs. Eruditely will be the first social media platform designed to allow anyone to sell creative content across so many formats. Not only will this make Eruditely money, it will provide a valuable service to content creators and a strong motivation to join our platform.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

Considering that we've already built the platform, the greatest risk is simply attracting members. We need to get the word out in mass, and this is precisely why we are fundraising. We plan to use our fundraising dollars for mass marketing, among other things.

Another risk is ensuring that our infrastructure can successfully scale in real-time with the growth of the platform. We have based our infrastructure at Amazon Web Services (AWS) specifically to address this challenge. Our infrastructure stack is both robust and easy to scale, but there are risks involved if we grow too fast.

Most importantly we need funding! Without funding we can't market this incredible platform. A lack of funding is therefore our most serious risk.

How will you use the funds that you raise?

We plan to use a large portion of the funds on marketing Eruditely, as this is critical to our success. Our marketing efforts will target content creators such as writers, photographers, musicians, teachers, and course providers who will benefit first-hand from contributing to our platform. We'll also be marketing to consumers who are interested in premium content.

Another important use of the funds will be to support and grow our engineering team. We want to bring in some new talent to help develop new features and accelerate our overall development pipeline. Additionally, we need to ensure we have enough cash on hand to support our infrastructure costs at Amazon Web Services as the platform grows.

For a full breakdown of how we plan to use the funds please see the "Use of Funds" section below.

What does "Eruditely" mean and how is it pronounced?

The word erudite is defined as:
Having or showing great knowledge or learning.

Therefore, the word eruditely means:
To do something in a knowledgeable or learned way.

The correct pronunciation of eruditely is:
er-ruh-dite-lee

Are you offering any investor perks?

Yes! We're offering a wide range of investor perks to reward everyone who helps to support us! Please click the “See investor perks” link in the top-right section of the page (under the valuation cap).